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                             August 18, 2020

       Brian Coleman
       Chief Financial Officer
       Clear Channel Outdoor Holdings, Inc.
       4830 North Loop 1604 West, Suite 111
       San Antonio, TX 78249

                                                        Re: Clear Channel
Outdoor Holdings, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 27,
2020
                                                            File No. 001-32663

       Dear Mr. Coleman:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity and Capital Resources
       Cash Flows
       Operating Activities, page 39

   1. Net loss as adjusted for non-cash and non-operating items appears to represent a non-
                                                        GAAP measure. Please
either remove this subtotal or provide the disclosures required by
                                                        Item 10(e) of
Regulation S-K.
       Item 8. Financial Statements and Supplementary Data
       Consolidated Balance Sheets, page 52

   2. Please tell us with quantification the significant components of accrued expenses as of each balance sheet
date. Also, separately disclose any components that exceed the
 Brian Coleman
Clear Channel Outdoor Holdings, Inc.
August 18, 2020
Page 2
         thresholds of Rule 5-02.20 of Regulation S-X.
Consolidated Statements of Cash Flows, page 55

3. Please revise the change in other operating assets and liabilities, net line item to present changes in assets separately from liabilities and further breakout any material components. Refer to ASC paragraphs 230-10-45-7 and 45-29.
4. Please tell us the amount of non-cash lease expense in each period presented and clarify where this reconciling item is presented in arriving at net cash provided by operating activities. Also, present this non-cash lease expense as a separate reconciling item or tell us how you determined that combining it with other amounts in the same reconciling item is appropriate. Refer to ASC 230-10-10-2.c., ASC 230-10-45-29 and ASC 842-20-50-2.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 with any questions.



FirstName LastNameBrian Coleman                                 Sincerely,
Comapany NameClear Channel Outdoor Holdings, Inc.
                                                                Division of
Corporation Finance
August 18, 2020 Page 2                                          Office of Trade
& Services
FirstName LastName